Exhibit 99.1

[Gannett Co., Inc. Letterhead]

                April 26, 2016

VIA ELECTRONIC MAIL

Mr. Justin C. Dearborn, Chief Executive Officer & Director
Tribune Publishing Company
435 North Michigan Avenue
Chicago, Illinois  60611

Re:      Tribune Publishing Company

Dear Mr. Dearborn:

I am writing in response to your letter dated April 25, 2016 with respect to our public announcement of our proposal to acquire all of the outstanding shares of Tribune Publishing Company (“Tribune”) for an all-cash purchase price of $12.25 per share.

From the time of my first contact to Tribune, all we have asked for is a substantive response to our proposal. We are heartened to hear that your board recognizes its fiduciary duties to review our proposal expeditiously and recognizes its obligation to act in the best interests of your shareholders.

It is not constructive to address the inaccuracies in your letter with respect to the events of the past few weeks and we won’t.  That said, the suggestion that a meeting had been scheduled to discuss our offer – when in fact what had been scheduled well before our offer was made was a social dinner at the NAA convention – can’t go without comment.  The dinner would have been attended by a member of the Tribune team who had not been made aware of our offer, so no substantive discussion could have taken place. Given that we had closed the Journal Media Group transaction just days before, Gannett chose instead to host a dinner to welcome its new JMG publishers. Tribune was well aware of Gannett’s reason for cancelling the dinner, and Mr. Ferro even commented to me that he would have done the same thing if he had been in Gannett’s position.

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107

Tribune Publishing Company
April 26, 2016

As we have indicated previously, we are eager to negotiate a transaction with Tribune. We believe that we can provide your shareholders with the best available price, and we expect you would give us a full and fair opportunity to achieve that result.   Please let us know when and where you would like to meet.

Sincerely,

GANNETT CO., INC.

By:	/s/ Robert Dickey

Robert Dickey
President and CEO

cc:	Board of Directors, Tribune Publishing Company,
c/o Julie K. Xanders, Executive Vice President, General Counsel & Secretary

Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107